UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CHRISTOPHER & BANKS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-31390	06-1195422
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2400 Xenium Lane North, Plymouth, Minnesota	55441
(Address of principal executive offices)	(Zip Code)

Luke R. Komarek
(763) 551-5000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $.01 per share	CBKC	OTCQX

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Christopher & Banks Corporation (the "Company") is a national specialty retailer featuring exclusively-designed, privately-branded women's apparel and accessories.

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, this Specialized Disclosure Form ("Form SD") and the associated Conflicts Mineral Report for the period from January 1, 2018 to December 31, 2018 filed herewith as Exhibit 1.01 is publicly available at www.christopherandbanks.com (click on For Investors and then Conflict Minerals Report).

Item 1.02 - Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 - Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

1.01	Conflict Minerals Report of Christopher & Banks Corporation for the calendar year ended December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

By:	/s/ Luke R. Komarek	May 31, 2019
	Luke R. Komarek	(Date)
Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Christopher & Banks Corporation for the calendar year ended December 31, 2018

3